UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), released on September 21, 2015, regarding the Company's 2015 Annual General Meeting held on September 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 21, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO - 2015 Annual General Meeting

Frontline Ltd. (the "Company") advises that the 2015 Annual General Meeting of the Shareholders of the Company was held on September 18, 2015 at 10:15 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2014 were presented to the Meeting.
In addition, the following resolutions were passed:
1)	To re-elect John Fredriksen as a Director of the Company.
2)	To re-elect Kate Blankenship as a Director of the Company.
3)	To re-elect Georgina E. Sousa as a Director of the Company.
4)	To re-elect Ola Lorentzon as a Director of the Company.
5)	To re-elect Robert Hvide Macleod as a Director of the Company.
6)	To re-appoint PricewaterhouseCoopers AS of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration.
7)	That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$600,000.00 be approved for the year ended December 31, 2015.
In addition, at a Board Meeting held following the Annual General Meeting of the Shareholders, Robert Hvide Macleod was appointed as Principal Executive Officer. Mr. John Fredriksen will continue to serve as Chairman of the Board of Directors of the Company.
Hamilton, Bermuda
September 18, 2015
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012, Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542) , filed on August 24, 2015, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.Frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.